UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TUBEMOGUL, INC.

(Name of Subject Company)

TUBEMOGUL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Brett Wilson

President and Chief Executive Officer

TubeMogul, Inc.

1250 53rd Street, Suite 2

Emeryville, California 94608

(510) 653-0126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter M. Astiz, Esq.	Eric Deeds, Esq.
Brandee Fernandez, Esq.	General Counsel
DLA Piper LLP (US)	TubeMogul, Inc.
2000 University Ave	1250 53rd Street, Suite 2
East Palo Alto, California 94303	Emeryville, California 94608
(650) 833-2000	(510) 653-0126

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by TubeMogul, Inc., a Delaware corporation (“TubeMogul”), with the Securities and Exchange Commission (the “SEC”) on November 18, 2016, relating to the tender offer by Tiger Acquisition Corporation, a Delaware corporation (“Purchaser”), and a subsidiary of Adobe Systems Incorporated, a Delaware corporation, to purchase all of the outstanding shares of TubeMogul’s common stock, par value $0.001 per share (the “Shares”) at a purchase price of $14.00 per Share net to the seller in cash, without interest subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

(a)	Replacing the second paragraph appearing on page 40 under the heading “Certain Unaudited Prospective Financial Information of TubeMogul” with the following:

“The principal assumptions reflected in the Management Projections include:

•	a compound annual revenue growth rate for fiscal year 2016 through fiscal year 2019 of approximately 20.4%. This projected growth in annual revenue is based on assumptions regarding revenue growth from existing clients, sales staffing levels and individual seller productivity;

•	that planned R&D investments and sales and marketing expenditures for fiscal year 2016 through fiscal year 2019 are adequate to support projected growth in TubeMogul’s business;

•	that TubeMogul will achieve anticipated economies with respect to technical infrastructure costs for fiscal year 2016 through fiscal year 2019;

•	that TubeMogul will be able to contain G&A expenditures to budgeted levels for fiscal year 2016 through fiscal year 2019; and

•	the successful execution of TubeMogul’s business strategy.

The Management Projections were provided to Adobe and other potential bidders that entered into confidentiality agreements and expressed interest in conducting due diligence on TubeMogul.”

Item 8. Additional Information

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by:

(a)	Replacing all four paragraphs under the heading “Additional Information–Regulatory Approvals–U.S. Antitrust Laws” beginning on page 49 with the following:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

Adobe and TubeMogul filed their respective Premerger Notification and Report Forms, including a request for early termination of the waiting period, with the FTC and the Antitrust Division on November 17, 2016 for review in connection with the Offer. The request for early termination of the waiting period was granted effective 11:55 a.m., New York City time, on November 30, 2016. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Adobe and TubeMogul and certain of their subsidiaries conduct business in several countries outside of the United States. Adobe and TubeMogul have determined that no foreign antitrust filings will be required in connection with the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TUBEMOGUL, INC.

By:	/s/ Brett Wilson
Name:	Brett Wilson
Title:	Chief Executive Officer

Dated: December 1, 2016